Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)

GRANT OF OPTIONS

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

Semiconductor Manufacturing International Corporation (the “Company”) announces that on 12 June 2014, an aggregate of 29,470,736 share options (“Options”) to subscribe for ordinary shares of par value US$0.0004 each in the capital of the Company (the “Share(s)”) were conditionally granted, subject to acceptance of the grantees and compliance with applicable laws and regulations, under its 2014 Stock Option Plan effective from 15 November 2013 (the “Share Option Scheme”). If any grant of the Options as detailed below has not been accepted by any particular grantee or is not otherwise in compliance with any applicable laws and regulations, such grant in respect of the particular grantee would not proceed or be effective for legal and regulatory purposes. The following are the details of the Options granted:

Date of Grant:	12 June 2014
Exercise price of the Options
HK$0.64 per Share
(being the higher of (a) the
closing market price of the
Shares on the Stock Exchange as
stated in the daily quotation
sheet of the Stock Exchange (the
“Closing Price”) on 12 June
2014, being HK$0.64 and (b) the
average Closing Price for the
period from 5 June 2014 to 11
June 2014 (both days inclusive),
being HK$0.634)

Number of Options granted:	29,470,736 Options
Closing price of the Shares on the date of grant:	HK$0.64 per Share
Validity period of the Options:	The Options are valid for a period of 10 years commencing on 12 June 2014, subject to earlier termination as provided under the Share Option Scheme and applicable award documents.

The Options were conditionally granted to one director of the Company, subject to acceptance of the grantee and compliance with applicable laws and regulations, with details as follows:

Name of Director	Position	Number of Options
Gao Yonggang	Executive Director	2,886,486

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, PRC
12 June 2014

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan